

Mail Stop 3720

April 24, 2009

Martin R. Gausvik
Executive Vice President and Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

> **Re:** **Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-24525**

Dear Mr. Gausvik:

We have reviewed your filing and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

Our Mid-Market Focus…, page 3

1. Tell us your basis for your statement that mid-sized markets have a "lower overall susceptibility to economic downturns."

Termination of Merger Agreement, page 4

2. Discuss management's reasons for terminating the merger agreement. Identify the alternatives that were considered and why they were rejected.

Item 7. Management's Discussion and Analysis…, page 38

3. The Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, address whether management anticipates the recent trends of decreasing demand in advertising and decreasing station operating expenses to continue in future periods.

4. We note that you used the non-GAAP measure of station operating income in your determination of compensation amounts in 2007. If you used this measure in your compensation decisions for 2008, please revise your disclosure to indicate this additional use.

Our Amended Credit Agreement, page 49

5. We note that you are required to comply with a maximum leverage ratio and a minimum fixed charges ratio as covenants to your credit agreement. As you are highly leveraged an event of default would have a material impact on your operations. Therefore your filing should include a more detailed description of these covenants, include the calculation of the ratios and the actual ratios as of each reporting date. Further you should include a discussion of how the recent operating environment and the required reduction in the total leverage ratio in the coming quarters will impact your compliance with your covenants. We note that on page 47 you estimate that the pay down of debt will be $23M during 2009. Include this estimate in the discussion of your covenants. Provide us with your proposed disclosures.

Critical Accounting Policies and Estimates, page 51

6. We note that goodwill accounted for 11% of total assets as of December 31, 2008. We note that revenues, operating income and station operating income have generally declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that $59M of your goodwill balance was not impaired. In light of the significance of your goodwill balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

• Provide a more detailed description of the steps you perform to review goodwill for recoverability.

- Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, you utilize the discounted cash flow approach, you should disclose at a minimum:

     1) the discount rates for each reporting unit and how those discount rates were determined,

     2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

     3) your consideration of any market risk premiums.

Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

- We note that you increased the discount rate and decreased the station transaction multiples and revenue growth projections. Include a discussion of the change of these and any other assumption changes in your response.

- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

- If you determined that the fair value of any of your reporting units did not exceed its carrying value by a significant amount in your most recent impairment test, disclose the reporting unit's carrying value and its fair value. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions based upon reasonably likely changes.

- For reporting units for which the fair value exceeded the carrying value by a significant amount, disclose the percentage by which the fair value of each reporting unit would have to decline in order to fail step one of your goodwill impairment test.

     For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

7. We note that broadcast licenses accounted for 60% of total assets as of December 31, 2008. We note that revenues, operating income and station operating income have

generally declined in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your units of accounting as of December 31, 2008, you determined that $325M of your broadcast licenses balance was not impaired. In light of the significance of your broadcast licenses balance and your impairment charge, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of broadcast licenses. Specifically, we believe you should provide the following information:

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of each unit of accounting in your impairment analysis. For example, you utilize the discounted cash flow approach, you should disclose at a minimum:

    1) the discount rates for each reporting unit and how those discount rates were determined, including your consideration of any market risk premiums,

    2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

- Describe all changes to the assumptions and methodologies since your last annual impairment test. We note that you increased the discount rate and decreased the station transaction multiples and revenue growth projections. Include a discussion of the change of these and any other assumption changes in your response. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment.

- Further, disclose any changes to your units of accounting or allocations of broadcast licenses by unit of accounting and the reasons for such changes.

- If you determined that the fair value of any of your units of accounting did not exceed its carrying value by a significant amount in your most recent impairment test, disclose both the carrying value and the fair value for this unit of accounting. Explain to us how the determination of significance was made. In addition, provide a sensitivity analysis of your most recent impairment test assumptions for this unit of accounting based upon reasonably likely changes.

- For units of accounting for which the fair value exceeded the carrying value by a significant amount, provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in fair value at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 9A. Controls and Procedures, page 55

8. Explain why the existence of the material weakness in your internal control over financial reporting contributed to your disclosure controls and procedures not being effective.

Management's Report on Internal Control over Financial Reporting, page 55

9. Please revise your disclosure to discuss the specific steps that the company has taken, if any, to remediate the material weakness in internal controls that you have identified. Please also disclose when the material weakness first began and by whom it was identified.

10. Please revise your management's discussion and analysis and your risk factors to address the impact on the company of the material weakness in internal control as well as the impact on the company of management's inability to conclude that the company's disclosure controls and procedures and internal control over financial reporting are effective.

Item 15. Exhibits and Financial Statement Schedules

4. Goodwill and Other Intangible Assets, page F-16

11. We note that you refer to "reporting unit" when you describe your impairment testing of your broadcast licenses. Please revise your disclosure here and elsewhere by referring to the appropriate unit of measurement to test impairment of your broadcast licenses (i.e. unit of accounting).

7. Fair Value Measurements, page F-20

12. We note that $30M of your money market funds is classified as Level 2 assets. Tell us the factors you considered in your classification of these funds as Level 2. In this regard, it appears that you have classified these Level 2 money market funds as cash and cash equivalents. Tell us your basis for this classification. Also tell us how the factors used in the determination of your classification were considered in your liquidity discussion in your MD&A.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director